Exhibit 99.2

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE LTD.
November 23, 2022
5 P.M. (Israel time)
Please detach along perforated line and mail in the envelope provided.
THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS
A VOTE "FOR" PROPOSAL NOS. 1, 2, 3, AND 4
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:		FOR	AGAINST	ABSTAIN

	(a)	Ariel Halperin	☐	☐	☐

	(b)	Dori Brown	☐	☐	☐

	(c)	Roger Abravanel	☐	☐	☐

	(d)	Ronald Kaplan	☐	☐	☐

	(e)	Ofer Tsimchi	☐	☐	☐

	(f)	Shai Bober	☐	☐	☐

	(g)	Tom Pardo Izhaki	☐	☐	☐

2.
To approve a grant of 6,000 restricted shares units each representing a right to receive one ordinary share of the Company (“RSUs”), together with 45,000 options to purchase ordinary shares of the Company to Mr. Yuval Dagim, the Company’s Chief Executive Officer.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

YES
	YES I/We confirm that I am/ we are NOT a Controlling Shareholder of Caesarstone NOR do I/We have a personal interest in Proposal No. 2	☐

		FOR	AGAINST	ABSTAIN
3.	To update the bonus formula of Mr. Yuval Dagim, the Company’s Chief Executive Officer as of 2023.	☐	☐	☐

YES
	YES I/We confirm that I am/ we are NOT a Controlling Shareholder of Caesarstone NOR do I/We have a personal interest in Proposal No. 3	☐

4.
To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2022, and its service until the annual general meeting of shareholders to be held in 2023 and to authorize the Company’s board of directors upon recommendation of the audit committee of the Company or the Audit Committee if so authorized by the board of directors, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

A “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, for the purpose of Proposal Nos. 2 & 3, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

CAESARSTONE LTD.

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 23, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Ltd. (the “Company”), do hereby nominate, constitute and appoint Mr. Nahum Trost and Mr. Ron Mosberg, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of October 19, 2022, at the Annual General Meeting of Shareholders (the “Meeting”) to be held on November 23, 2022, beginning at 5 P.M. Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof on the following matters, which are more fully described in the Notice of the 2022 Annual General Meeting of Shareholders (the “Notice”) and the proxy statement (the “Proxy Statement”), dated October 24, 2022, relating to the Meeting. By my signature, I hereby revoke any and all proxies previously given.

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed on the reverse side by the undersigned shareholder.

If you do not indicate a response YES to confirm that you are NOT a controlling shareholder of the Company and do NOT have a personal interest in for Proposal Nos. 2 and 3, your shares will be counted as Controlling Shareholder in the Company or as those having a Personal Interest in the applicable Proposal.

 Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)